WOODSIDE

04 MAR 23 AM 7:21

10 March 2004

04010847

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- GoM Atwater Valley Area 618 #2 (Neptune-7), lodged with the Australian Stock Exchange on 10 March 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

dlw 3/25

82-2280

ASX ANNOUNCEMENT
(ASX: WPL)

WEDNESDAY, 10 MARCH 2004
8:00AM (WST)

Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

GOM Atwater Valley Area 618 #2 Neptune #7

Woodside Energy (USA) Inc., a wholly owned subsidiary of Woodside Petroleum Ltd., reports that the Neptune #7 appraisal well (OCS-G 08038 #2) located in the Gulf of Mexico in Atwater Valley block 618 was spudded on 2 March 2004. This well is a replacement well for the Neptune #6 (OCS-G 08038 #1) well which had to be plugged and abandoned soon after spudding due to mechanical difficulties.

The well will be drilled using the GlobalSantaFe drillship *Explorer*. Water depth at the location is approximately 1,908 metres (6,260 feet). Planned total depth is approximately 5,745 metres (18,848 feet) (referenced to the rig rotary table).

Woodside Energy (USA) Inc. has a 20% working interest in the leases that contain the Neptune Field.

The next scheduled report on the well will be released after completion of drilling operations. Woodside will make additional announcements if required to comply with its continuous disclosure obligations under the ASX Listing Rules.

KAREN LANGE
Company Secretary